Filed by The Peoples Holding Company
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Renasant Bancshares, Inc. which
is not a Reporting Company under
the Securities Exchange Act of 1934

Contact:	Jim Gray	Stuart Johnson
	Executive Vice President	Executive Vice President & CFO
	(662) 680-1217	(662) 680-1472
	jimg@thepeopleplace.com	stuartj@thepeopleplace.com

The Peoples Holding Company has made available the following presentation on its website.
The presentation may be accessed at www.thepeoplesbankandtrust.com.

The Peoples Holding Company

Acquisition of

Renasant BANK

February 17, 2004

The Peoples Holding Company 1 Renasant BANK

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities law. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between The Peoples Banking Company ("PHC") and Renasant Bancshares, Inc. ("Renasant"), including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) PHC's and Renasant's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of PHC's and Renasant's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The Peoples Holding Company 2 Renasant BANK

Forward-Looking Statements

Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) we may be unable to obtain required shareholder or regulatory approval; (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

The Peoples Holding Company

3

Renasant BANK

Proposed Transaction Overview

TRANSACTION SUMMARY

- Renasant shareholders will have the option to elect either:
  - (i) 1.117015 shares of PHC common stock,
  - (ii) $36.37 per share in cash or
  - (iii) a combination of 45% cash and 55% common stock,
- Consideration to be received by Renasant shareholders is subject to adjustment so that the merger will qualify as a tax-free exchange
- Total Deal Value: [1] $56.7 Million

IMPLIED MULTIPLES

• Price / LTM Earnings: [2]	43.1 x
• Price / 2004 Earnings: [3]	29.0
• Price / Stated Book Value: [4]	297.3 %
• Core Deposit Premium: [5]	28.4

(1) Includes dilutive impact of outstanding options and warrants. Assumes options and warrants are rolled over. PHC price based on 12-13-04 close of $31.85.
(2) Based on Renasant's GAAP basis earnings of $1.3 million for the twelve months ended 12/31/03.
(3) Assumes Renasant's GAAP basis earnings of $2.0 million for the twelve months ended 12/31/04.
(4) Based on a blended deal value per share of $35.97 and Renasant's book value per share of $12.10 as of 12/31/03.
(5) Equal to deal value minus target's tangible equity as a percentage of core deposits.
Core deposits defined as total deposits less deposits greater than $100,000.
Based on Renasant's tangible equity of $17.3 million and core deposits of $138.8 million as of 12/31/03.

The Peoples Holding Company

4

Renasant BANK

Strategic Rationale

- Franchise Accretive
  - Complements existing franchise
  - Allows for expansion into new, demographically attractive markets
- Significant opportunities for revenue enhancement
- Desirable Risk Profile
  - Familiarity with management
  - Management execution risk
  - Right size acquisition

The Peoples Holding Company

5

Renasant BANK

Overview of Renasant Bancshares, Inc.

Financial Highlights:

Headquarters	Germantown, TN	
Branches	2 (Full Service), 1 (LPO)	
Total Assets	$226,222	
Deposits	185,739	
Total Loans	172,741	
Loans / Deposits	93.00	%
Equity / Assets	7.63	
ROAA	0.72	%
ROAE	9.07	
Net Interest Margin	3.69	
Efficiency Ratio	74.44	
NPAs / Assets	0.23	%
Reserves / Loans	1.39	
Leverage Ratio	8.00	%
Total Capital Ratio	10.45	

Millington
Arlington
Loosahatchie
CRITTENDEN
Marion
Lakeland
Bartlett
Eads
ARKANSAS
West Memphis
Memphis
TENNESSEE
FAYETTE
Fisherville
Germantown
Lake McKellar
SHELBY
Collierville
Rossville Junction
Horn Lake
Southaven
Olive Branch
DE SOTO
Newport
Byhalia
MISSISSIPPI
MARSHALL
Hernando
TUNICA
Coldwater
Holly Springs
TATE
Copyright © 2003 Microsoft Corp. and/or its suppliers. All rights reserved.

▲ Renasant Full Service Branch ■ Renasant Loan Production Office

Dollars in thousands.
Source: SNL Financial and FFIEC.
Data as of 12/31/03.

The Peoples Holding Company

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Renasant BANK

Pro Forma Franchise

Memphis
Germantown
Collierville
T E N N E S S E E
ARKANSAS
M I S S I S S I P P I
ALABAMA
Tupelo
Corinth
Columbus
Starkville
Florence
Tuscaloosa
Oxford
Grenada
Batesville
New Albany
Booneville
Baldwyn
Fulton
Aberdeen
Amory
Okolona
Houston
Pontotoc
Ripley
Louisville
Winona
Water Valley
Coffeeville
Hernando
Olive Branch
West Point
Hamilton
Sulligent
Vernon
Macon
Kosciusko

▲ PHC Branch ▲ Renasant Full Service Branch ■ Renasant Loan Production Office

BALANCE SHEET

	PHC ($000s)	Renasant ($000s)	Combined ($000s)
Branches:	41	3	44
Assets:	$1,416,078	$226,222	$1,642,300
Deposits:	1,133,931	185,739	1,319,670
Loans:	864,295	172,741	1,037,036

Source: SNL Financial and FFIEC.
Financial data as of 12/31/03.
Pro forma balance sheet does not include purchase accounting adjustments.

The Peoples Holding Company

7

Renasant BANK

Assumptions

- Consideration Mix:
  - 50% of Renasant common shareholders receive $35.58 per share in stock (based on PHC's 2/13/04 close of $31.85 and exchange ratio of 1.117015)
  - 50% of Renasant common shareholders receive $36.37 per share in cash (fixed)
- Renasant options and warrants are rolled over
- Fully diluted deal value equal to $56.7 million (based on PHC's 2/13/04 close)
- PHC 2004 GAAP EPS estimate of $2.35 per First Call consensus, grown at 8.0% thereafter
- Renasant 2004, 2005 and 2006 budgeted earnings estimates of $2.0 million, $2.4 million and $3.1 million, respectively
- Cash portion financed with nonqualifying debt at an estimated rate of 4.90%

The Peoples Holding Company 8 Renasant BANK

Assumptions

- Expense Savings & Revenue Enhancements
  - Expense Savings - None in 2004, equal to 10.00% of Renasant's noninterest expense in 2005, and grown 5.0% in 2006
  - Revenue Enhancements - None in 2004, equal to $392 thousand in 2005, equal to $736 thousand in 2006

- Deal related charges equal to approximately $1.3 million after-tax

- Core Deposit Intangible
  - Equal to 5.0% of Renasant's transaction accounts of $86.8 million, tax affected at 35% rate
  - Transaction accounts defined as total deposits less all time deposits
  - Amortized using 150% declining balance over a 7 year period

- Assumes deal close on July 1, 2004

- Capital Projections
  - Projected balance sheet grown at 5.00% annually
  - Dividend payout ratio equal to 35.00% annually
  - Risk weighted assets held in proportion to average tangible assets

The Peoples Holding Company

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Renasant BANK

GAAP EPS Impact

(Thousands Except per Share)	2004E*	2005E	2006E
PHC GAAP EPS ** ***	$2.35	$2.54	$2.74
PHC Net Income	$19,315	$20,860	$22,529
Renasant Net Income	978	2,429	3,083
After-Tax Interest Expense	(427)	(854)	(854)
After-Tax Amortization of Deal CDI	(302)	(540)	(424)
Combined Net Income	$19,563	$21,895	$24,333
After-Tax Expense Savings	0	331	347
After-Tax Revenue Enhancements	0	392	736
After-Tax Savings & Enhancements	0	723	1,083
Percent Savings & Enhancements Realized	0 %	100 %	100 %
Projected GAAP Earnings	$19,563	$22,618	$25,417
Projected Diluted Shares	8,701	9,183	9,183
Projected GAAP EPS	$2.25	$2.46	$2.77
GAAP EPS Impact to PHC	**(4.33) %**	**(2.95) %**	**0.98 %**

* Merger adjustments assume July 1, 2004 deal close.
** Based on the 2004 estimate from FirstCall with an 8% growth thereafter.
*** Information to compute fair value adjustment for assets and liabilities not available for the above calculations.

The Peoples Holding Company

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Renasant BANK

EPS Excluding Intangible Amortization

(Thousands Except per Share)	2004E*	2005E	2006E
PHC EPS ** ***	$2.38	$2.57	$2.74
PHC Net Income **	$19,589	$21,119	$22,529
Renasant Net Income	978	2,429	3,083
After-Tax Interest Expense	(427)	(854)	(854)
Combined Net Income **	$20,139	$22,694	$24,757
After-Tax Expense Savings	0	331	347
After-Tax Revenue Enhancements	0	392	736
After-Tax Savings & Enhancements	0	723	1,083
Percent Savings & Enhancements Realized	0 %	100 %	100 %
Projected Earnings **	$20,139	$23,417	$25,841
Projected Diluted Shares	8,701	9,183	9,183
Projected EPS **	$2.31	$2.55	$2.81
EPS Impact to PHC **	**(2.88) %**	**(0.76) %**	**2.66 %**

* Merger adjustments assume July 1, 2004 deal close.

** Excludes all intangible amortization

*** Based on the 2004 estimate from FirstCall with an 8% growth thereafter.

**** Information to compute fair value adjustment for assets and liabilities not available for the above calculations.

The Peoples Holding Company

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Renasant BANK

The following table presents projected net income for the periods as well as adjustments for the exclusion of core deposit intangible amortization and other intangibles amortization

(Thousands Except per Share)	2004E*	2005E	2006E
Projected combined GAAP EPS	$2.25	$2.46	$2.77
Intangible amortization, net of tax	.06	.09	.04
Adjusted projected EPS	$2.31	$2.55	$2.81

EPS excluding intangible amortization, which approximates cash, is important for investors to understand the projected impact of the proposed transaction.

* Merger adjustments assume July 1, 2004 deal close.

The Peoples Holding Company

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Renasant BANK

Acquisition Criteria

- Clearly accretive to GAAP EPS and EPS excluding intangible amortization after year 2
- Franchise accretive
- Culture compatibility
- Management quality
- Core lines of business
- Credit quality
- Improve performance ratios
- Systems integration / execution risk

The Peoples Holding Company

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Renasant BANK

Other Matters:

This presentation shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Renasant shareholders for their consideration. Peoples and Renasant will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders of Renasant are urged to read the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents because they will contain important information.

Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Peoples Investor Relations Department at telephone number 662-680-1419. The annual, quarterly and other reports filed by Peoples with the SEC are also available free of charge at the SEC’s website (http://www.sec.gov).

Renasant, its directors, executive officers and certain members of management and employees may be soliciting proxies from Renasant shareholders in favor of the transactions. A description of any interests, direct or indirect, that directors and executive officers of Renasant have in the transaction will be included in the proxy statement/prospectus when filed.